SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                                 SCHEDULE 14D-1
           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act of 1934
                              ---------------------
                          AMERICAN CAPITAL CORPORATION
                       TRANSCAPITAL FINANCIAL CORPORATION

                          (Names of Subject Companies)
                              ---------------------
                           ALLIANCE STANDARD II L.L.C.
                           ALLIANCE STANDARD II CORP.

                                    (Bidders)
                              ---------------------
$3.75 Series A Preferred Stock, $1.00 Par Value, of American Capital Corporation
 Common Stock, Par Value $1.00 Per Share, of TransCapital Financial Corporation

                        (Titles of Classes of Securities)
                              ---------------------
   024898207 ($3.75 Series A Preferred Stock of American Capital Corporation)
         893528109 (Common Stock of TransCapital Financial Corporation)

                    (CUSIP Numbers of Classes of Securities)
                              ---------------------

      Michael L. Lewittes                          Keith R. Bish
  ALLIANCE STANDARD II L.L.C.                ALLIANCE STANDARD II CORP.
 520 Madison Avenue - 7th Floor     c/o International Fund Administration, Ltd.
       New York, NY 10022                48 Par-la-Ville Road - Suite 464
   Telephone: (212) 826-6805                  Hamilton HM11, Bermuda
                                             Telephone: (441)295-4718

                                 with copies to:

                                Thomas E. Kruger
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                            Telephone: (212) 856-7000

          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
     TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
           $2,500,000                               $500
-------------------------------------------------------------------------------
*   Based on the offer to purchase up to 1,100,000 shares of Preferred
    Stock of American Capital Corporation at $0.50 cash per share, and up to 1,950,000 shares of Common Stock of TransCapital Financial
    Corporation at $1.00 cash per share.

**  1/50 of 1% of Transaction Value.


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                                 SCHEDULE 14D-1

                          AMERICAN CAPITAL CORPORATION
                       TRANSCAPITAL FINANCIAL CORPORATION

          This statement on Schedule 14D-1 (this "Statement") relates to the offer by Alliance Standard II L.L.C. ("Purchaser LLC"), a Delaware limited liability company wholly-owned by LJ Investments, L.L.C. ("Investments LLC"), a Delaware limited liability company, and Alliance Standard II Corp. ("Purchaser Corp.," and collectively with Purchaser LLC, the "Purchasers"), a British Virgin Islands corporation wholly-owned by LJ Investments Corp. (collectively with Investments LLC, the "Funds"), a British Virgin Islands corporation, to purchase:

          (i) up to $30,000,000 principal amount of outstanding 8.40% Subordinated Notes due 1993 (the "Notes") of American Capital Corporation, a Florida corporation ("ACC"), at a price of $100 per $1,000 principal amount of Notes (including any accrued interest thereon),

          (ii) up to 1,100,000 shares of $3.75 Series A Preferred Stock, $1.00 par value (the "ACC Preferred Shares") of ACC, at a price of $0.50 per ACC Preferred Share, and

          (iii) up to 1,950,000 shares of Common Stock, par value $1.00 per share (the "TFC Common Shares" and together with the ACC Preferred Shares, the "Shares") of TransCapital Financial Corporation, a Delaware corporation ("TFC" and together with ACC, the "Companies"), at a price of $1.00 per TFC Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 12, 1998 (the "Offer to Purchase"), and in the three related Letters of Transmittal, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(3), respectively (which collectively constitute the "Offer").

ITEM 1.   SECURITY AND SUBJECT COMPANY.

          (a) The names of the Companies are American Capital Corporation, a Florida corporation, and TransCapital Financial Corporation, a Delaware corporation. The address of ACC's principal executive offices is 1221 Brickell Avenue, #2650, Miami, Florida 33131, as reported on ACC's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, the most recent filing made by ACC with the Securities and Exchange Commission (the "Commission"). The address of TFC's principal executive offices is 1221 Brickell Avenue, #2600, Miami, Florida 33131, as reported on TFC's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, the most recent filing made by TFC with the Commission.


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



          (b) - (c) The classes of securities to which this statement relates are the $3.75 Series A Preferred Stock, $1.00 par value, of ACC, and the Common Stock, par value $1.00 per share, of TFC. The information set forth in the Introduction and Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) - (d); (g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employment for the past five years and citizenship of each director and executive officer of the Purchasers and the Funds, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

          (e) - (f) During the last five years, none of the Purchasers or the Funds or, to the best of the Purchasers' respective knowledge, any of the directors or executive officers of the Purchasers or the Funds has been convicted in a criminal proceeding (excluding traffic violations or similar offenses) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH
          THE SUBJECT COMPANY.

          (a) - (b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The information set forth in Section 10 of the Offer to purchase is incorporated herein by reference.

          (b) - (c) Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

          (a) - (g) The information set forth in the Introduction and Sections 7 and 11 of the Offer to Purchase is incorporated herein by reference.



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



ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) - (b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

          The information set forth in the Introduction and Sections 9,10 and 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

          Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

          (a) Not applicable.

          (b) - (c) The information set forth in Section 14 of the offer to Purchase is incorporated herein by reference.

          (d) The information set forth in Section 7 of the Offer to purchase is incorporated herein by reference.

          (e) Not applicable.

          (f) The information set forth in the Offer to Purchase and the Letters of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.



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



ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit
  Number     Exhibit

  (a)(1)     Offer to Purchase, dated January 12, 1998.
  (a)(2)     Letter of Transmittal with respect to ACC Preferred Shares.
  (a)(3)     Letter of Transmittal with respect to TFC Common Shares.
  (a)(4)     Notice of Guaranteed Delivery for ACC Preferred Shares.
  (a)(5)     Notice of Guaranteed Delivery for TFC Common Shares.
  (a)(6) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.
  (a)(7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.
  (a)(8) IRS Guidelines for Certification of Taxpayer Identification Number on Institute Form W-9.
  (a)(9)     Summary Advertisement, dated January 13, 1998.
  (b)        None.
  (c)(1) Filing Agreement dated January 12, 1998 between Alliance Standard II L.L.C. and Alliance Standard II Corp.
  (c)(2) Agreement dated December 1, 1997 between JL Advisors, L.L.C. and Collectible Certificates, L.L.C.
  (d)        None.
  (e)        Not applicable.
  (f)        None.



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



                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 1998             Alliance Standard II L.L.C.

                                    By:   LJ Investments, L.L.C., its managing
                                            member

                                          By: JL Advisors II, LLC, its managin
                                                member



                                             By:  /s/ Michael L. Lewittes
                                                  -----------------------------
                                                    Michael L. Lewittes,
                                                          Member


                                             By: Jaffe Capital Management Group,
                                                 LLC, member


                                                 By:  /s/ Robert S. Jaffe
                                                      -------------------------
                                                      Robert S. Jaffe, Member


                                    Alliance Standard II Corp.


                                    By: /s/ Keith R. Bish
                                        ---------------------------------------
                                        Keith R. Bish, Director




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                                INDEX OF EXHIBITS


                                                                    Sequentially
Exhibit                                                               Numbered
Number                           Exhibit                                Page
-------                          -------                            ------------

(a)(1)  Offer to Purchase, dated January 12, 1998.
(a)(2)  Letter of Transmittal with respect to ACC Preferred Shares.
(a)(3)  Letter of Transmittal with respect to TFC Common Shares.
(a)(4)  Notice of Guaranteed Delivery for ACC Preferred Shares.
(a)(5)  Notice of Guaranteed Delivery for TFC Common Shares.
(a)(6) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.
(a)(7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.
(a)(8) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(9)  Summary Advertisement, dated January 13, 1998.
(b)     None.
(c)(1) Filing Agreement dated January 12, 1998 between Alliance Standard II L.L.C. and Alliance Standard II Corp.
(c)(2) Agreement dated December 1, 1997 between JL Advisors, L.L.C. and Collectible Certificates, L.L.C.
(d)     None.
(e)     Not applicable
(f)     None.




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